Exhibit 99.1

SCAILEX CORPORATION LTD (“Scailex”)

19th April 2007

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

Dear Sirs,

Scailex Corporation Ltd (“the Company”) – Immediate Report

Further to a resolution of the Company’s remuneration committee, audit committee and board of directors, an immediate report is hereby given in accordance with the Securities (Immediate and Periodic Reports) Regulations, 5730-1970 (hereinafter referred to as “the Immediate Report Regulations”) concerning the calling of a general meeting of the Company on the agenda of which will be: (1) approval of the terms of an agreement for the provision of management services with Globecom Investments Ltd. (hereinafter respectively referred to as “the Agreement” and “Globecom”), a company wholly owned by Mr Eran Schwartz, according to which the services of Mr Eran Schwartz will be provided as the active Chairman of the board of directors of the Company from the commencement of his incumbency, as set out in Part A of this report; and (2) the grant of exculpation to the Company’s office holders, as set out in Part B of this report.

The above is subject to approval by an extraordinary general meeting of the shareholders of the Company, which has been convened for April 30, 2007, as set out in Part C of this report.

Part A – Description of the Agreement for Providing the Services of Chairman of the Board of Directors

1.	General

Pursuant to the resolution approved by the Company’s remuneration committee, audit committee and board of directors on March 20, 2007, it was resolved to approve the terms and conditions of the agreement with Globecom, under which Globecom will provide the services of Mr Eran Schwartz as the active Chairman of the board of directors of the Company from the commencement of his incumbency. The resolution was amended by the remuneration committee on 18th April 2007 and by the Company’s audit committee and board of directors on 19th April 2007, subject to approval by the Company’s shareholders at an extraordinary general meeting to be called for such purpose, as set out in Part B of this report.

2.	The Terms of the Agreement

Set forth below are the main terms and conditions of the Agreement (as amended) –

2.1	The Agreement will be effective for approx. 18 months from 18th July 2006, when Mr Eran Schwartz began serving as the Chairman of the board until 31st December 2007. Nevertheless, each of the parties may bring it to an end on six months’ notice.

2.2	Globecom is a private company controlled by Mr Eran Schwartz and will remain so throughout the currency of the agreement. Globecom will provide the Company with services of an active Chairman of the board of directors, such services to be performed exclusively by Mr Eran Schwartz (hereinafter referred to as “the services”). The nature of the Company’s activity as a holding company is dynamic and the extent of the management services required varies depending on the different ventures and investments in which the Company is involved. Consequently, the minimum scale of the services has not been fixed and their actual scale will be in accordance with the Company’s needs. Accordingly, at certain times when the management services concentrate on new investments and ventures or on material decisions in respect of existing investments, the scale of the services might be high, and at other times when the management services concentrate on routine matters, the scale of the services might be less.

2.3	The total monthly cost that the Company will pay Globecom for the provision of the services will be NIS 100,900 (one hundred thousand and nine hundred shekels) (hereinafter referred to as “the monthly consideration”). That amount is based on monthly remuneration of NIS 75,000, plus amounts that include the estimated cost of social benefits. The monthly consideration will be linked to the consumer price index published from time to time, the base index being that known on the date when the agreement became effective, namely the index of June 2006, and the monthly consideration will in no event be less than NIS 100,900 (one hundred thousand and nine hundred shekels).

2.4	In addition, Globecom will be entitled to the reimbursement of reasonable expenses from the Company in respect of subsistence and other expenses that Globecom incurs in providing the services to the Company.

2.5	The Company shall insure the Chairman and Globecom (to the extent possible) within the framework of directors and officers liability insurance and also provide them with indemnification and exculpation insofar as customary in the Company.

2.6	No employer-employee relationship will exist between the Company and Eran Schwartz. The Company will be entitled to indemnification from Globecom for any damage or expense resulting from a claim that Mr Eran Schwartz was an employee of the Company.

2.7	The monthly consideration and all the amounts payable pursuant to the Agreement shall be paid in advance on the first day of each month for the coming month, with the addition of value added tax (“VAT”), were applicable, and against a tax invoice.

2.8	In respect of the grant of financial bonuses and/or options within the framework of an office holder and employee incentive plan, should the Company approve the such an award under which the Chairman of the board of directors is a beneficiary, the same will be subject to all the approvals required by law and a report will be made accordingly.

3.	Method of Determining the Remuneration

The terms and conditions of the Agreement were negotiated between representatives of the Company’s remuneration committee, on the one hand and Globecom and Eran Schwartz, on the other hand.

4.	The Organs that Approved the Remuneration and the Dates of Approval

The terms and conditions of the Agreement with Globecom were approved by the Company’s remuneration committee, audit committee and board of directors on March 20, 2007, and amended on 19th April 2007 by the remuneration committee and on 20th April 2007 by the Company’s audit committee and board of directors.

5.	Reasons for the Level of the Remuneration and the Method of Determination

(a)	Mr Eran Schwartz has served as the Chairman of the Company’s board of directors since July 18, 2006 and will continue in office after approval of the Agreement, providing the services through Globecom. Mr. Eran Schwartz has proven experience, know-how and abilities in the management of companies and the improvement of their results of operation.

(b)	The agreement is for a fixed term until the end of 2007. At or about the end of the agreement the Company will review the terms and conditions of the contract with Globecom.

(c)	terms and conditions of the Agreement for the provision of the services by the Chairman of the board of directors are fair, customary and reasonable in the circumstances, having regard to the financial condition of the Company, its targets and the commencement of the Company’s investment activity.

(d)	The contract is in the Company’s interest because it provides an incentive to the Chairman of the board of directors to invest the best of his time and abilities for the benefit of the Company.

(e)	The Company’s remuneration committee, audit committee and board of directors had before them data on the remuneration of chairmen of other public companies in the economy and they found that the remuneration provided in the Agreement reasonable and customary in the circumstances and does not materially depart from the data considered as aforesaid.

(f)	Further to an approach by a material shareholder and after Globecom and Eran Schwartz had agreed thereto, the remuneration committee, audit committee and board of directors approved the modifications to the terms and conditions of the agreement, compared with the immediate reports of 21st March 2007 and 10th April 2007.

6.	Other Remuneration

Globecom and Eran Schwartz do not receive any other remuneration from any corporation controlled by the Company.

Eran Schwartz serves as chief executive officer and a director of Israel Petrochemical Industries Ltd. (hereinafter: “Petrochemical”), a company incorporated in Israel whose shares are traded on The Tel-Aviv Stock Exchange, which has control of the Company by virtue of holding 50.06% of the Company’s issued and paid-up capital and voting rights (without dilution). It should be noted that the Company’s directors, Arie Zeif, Shalom Singer and Arie Ovadia, also serve as directors of Petrochemical. Furthermore, Mr. Schwartz holds 3% of the issued share capital of Modgal Ltd, which indirectly holds control of Petrochemical. He is not a party to any written or oral agreement under which he holds the same together with others. Mr Schwartz served as chief executive officer of I.D. Federman Holdings Ltd (hereinafter: “Federman”), which holds Modgal Ltd and indirectly holds control of Petrochemical, together with others. In addition, Mr. Schwartz serves as a director of other companies in a group under the control of Petrochemical’s controlling shareholders.

There is no change to Eran Schwartz’s terms of employment and remuneration with Petrochemical and Federman following the Agreement that forms the subject of this report.

7.	Alteration of Terms and Conditions

It should be noted that the previous chairman of the Company’s board of directors did not serve as an active chairman or receive remuneration from the Company. Nevertheless, it should be noted that since the appointment of the Chairman of the board of directors following the change of control of the Company, the Company, whose activity until then had comprised the sale of all its business activities and the management of the cash fund, began to take on substance, as noted in acquiring control of Oil Refineries jointly with the Israel Corporation Ltd, as set out in the Company’s immediate report of February 20, 2007.

Part B – The Grant of Excalpation to the Company’s Office Holders

8.	The audit committee and board of directors have resolved, subject to approval by the general meeting, to grant exculpation to the current office holders and to office holders who serve in future from time to time, from a breach of the duty of care to the Company, subject to applicable law; as set forth in a Letter of Exculpation to be provided to every current and future office holder.

Part C – Notice of General Meeting

9.	The Meeting

Notice is hereby given of an extraordinary general meeting of the Company’s shareholders that will take place on Monday, April 30, 2007, at 14:00 at the offices of Petrochemical Industries Ltd., 4th Floor, Amot Mishpat House, 8 Shaul Hamelech Boulevard, Tel Aviv, the following matters and approvals being on its agenda:

(a)	To approve the terms and conditions of the Agreement with Globecom Investments Ltd, a company under the control of Mr Eran Schwartz, pursuant to which the services of Mr Eran Schwartz will be provided as the active Chairman of the Company’s board of directors, as set out in Part A of this report;

(b)	To approve the grant of exculpation to the current and future office holders of the Company, as set out in Part B of this report.

10.	Requisite Majority, Record Date, Quorum, Adjournment and Proxies

10.1	The majority necessary for approving the matters on the agenda as set out above is a majority of the votes present that are entitled to participate in the vote and who vote on the matter.

10.2	The record date for entitlement to vote at the extraordinary general meeting is the close of business on Monday, March 26, 2007 (“the Record Date”) and if there is no trading on the Record Date, then the first trading day prior thereto. According to the Companies Regulations, 2000 (Proof of Title to a Share for the Purpose of Voting in a General Meeting) (“the Regulations”), a shareholder to whose credit a share is registered with a member of The Tel Aviv Stock Exchange, such share being included amongst the Company’s shares entered in the Company’s shareholders register in the name of a nominee company, who wishes to vote at the general meeting, shall furnish to the Company a certificate, from the member of The Tel Aviv Stock Exchange with whom his interest in the share is registered, of his title to the share, on the Record Date, in accordance with Form 1 of the Schedule to the Regulations.

10.3	There shall be a quorum at such time as there are present, in person or by proxy, at least two shareholders holding at least 33% of the voting rights, within half an hour of the time fixed for the meeting’s commencement. Should a quorum not be present at the general meeting within half an hour after the time fixed for the commencement of the meeting, the meeting shall stand adjourned by one week to the same day, time and place, unless the meeting chairman, with the agreement of a majority of those present having voting rights, decides on a different time. At the adjournment two shareholders present in person or by proxy shall be deemed a quorum.

10.4	The shareholders may vote in person or by their proxy who has been duly empowered pursuant to an instrument of proxy in accordance with the provisions of the Company’s articles of association, which shall be deposited at the Company’s offices at least 24 hours before the time of the meeting.

11.	Inspection of the Immediate Report

A shareholder may inspect the immediate report at the Company’s offices, 43rd Floor, 3 Azrieli Centre, Triangular Tower, Tel Aviv on Mondays to Thursdays between 09:00 and 16:00 hours. The complete transaction report can be found at the Securities Authority’s website (Magna – distribution site), at www.magna.isa.gov.il.

Yours faithfully,

Yahel Shachar, Chief Executive Officer
Scailex Corporation Ltd